Merrill Lynch Investment Managers/BlackRock Merger Overview Update June 2006 MLIM/BRK-0606 For Informational Purposes Only. This material is not intended to be a solicitation for any investment product referenced herein. FILED BY MERRILL LYNCH & CO., INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: NEW BLACKROCK, INC. COMMISSION FILE NO. 333-134916
- We’ve been working hand-in-hand with BlackRock during the integration process— creating business models, finalizing teams and incorporating best practices in the industry (Phase 1).
- We are now clearly in Phase 2, integrating functions and products.
- This presentation will discuss what the new BlackRock will look like post-merger, and propose the combining of select BRK and ML funds.
- We are very excited from the industry’s positive feedback.
- June 19, 2006: Being change of control proxy materials

BlackRock Overview Combined Assets of US$1 Trillion Fixed Income Equity / Balanced Real Estate Alternatives $433 Billion $354 Billion $27 Billion $13 Billion Liquidity $212 Billion Combined as of March 31, 2006 Risk Management Investment Accounting $3.5 Trillion $50 Billion Announced merger of BlackRock and Merrill Lynch Investment Managers (MLIM) on February 15, 2006 Independent firm in ownership and governance Public company (NYSE: BLK) with over 4,000 employees Headquartered in NYC Laurence Fink continues as Chairman and CEO All founding partners remain affiliated with BlackRock No majority owners Merrill Lynch 49%, PNC 34%, employees and public 17% Majority of Board of Directors is independent Achieve scale in multiple products and markets Combine complementary US retail platforms with mutual funds, managed accounts, and enhanced client service Institutional client base to benefit from additional US dollar and non-dollar products Non-US business to span institutional and retail clients in over 50 countries Spectrum of products across asset classes to broaden with global and non- US products, non-US real estate, and alternative investment strategies Operating in 18 countries and more than 35 cities Investment centers in Boston, Edinburgh, Eindhoven, Florham Park, London, Melbourne, Newport Beach, New York City, Philadelphia, Princeton, San Francisco, Sydney, Tokyo, and Wilmington Client service presence in local markets Expected closing date on September 30, 2006
- A snapshot of what the new BRK will look like post-merger
3 points to emphasize:
1. Ownership and governance of structure.
- The merger is clearly beneficial to both firms.
- New BRK will be very independent
- Ownership: ML = 49%, PNC = 34%, employees and public = 17%— there is no majority holder of the stock.
- ML and PNC each get 2 seats on the Board (out of 17 members)
- New structure gives BRK control of strategic direction and important decisions. We want to focus only on asset management.
2. Idea of scale
- Our combined suite of products will have depth in each class.
- Spectrum of products will broaden with global, U.S. and AI strategies— very favorable.
- Our new menu of products will bring more solutions to the table to meet our clients’ specific needs.
3. Global company
- The old BRK was international. MLIM-US was Americas-focused. MLIM-EMEA was a non-US focused.
- The new BRK will be entirely global.
- 1/3 of our employees will be working from our global investment centers.

BlackRock and MLIM Combined Diversified product mix Scale across asset classes Products tailored to client needs Selected mergers proposed to rationalize fund families Competitive performance 82%* of BlackRock composites outperformed their benchmark as of December 31, 2005 77% of MLIM composites outperformed their benchmark as of December 31, 2005 84 funds of the combined offerings as of May 31, 2006 have Morningstar ratings of 4 or 5 stars** Global asset management company Over one-third of employees based outside the U.S. Fourteen investment centers in US, UK, Europe, Japan, and Australia Marketing and client service offices in 35 cities plus regional wholesalers Extensive fund offerings registered in domiciles around the world Local resources for operations, administration, and compliance *Based on annualized 3-year gross of fee returns for products with at least a 3-year track record **Ratings are based on historical risk-adjusted performance and the overall rating is derived from a weighted average of the funds' 3-, 5-, and 10-year Morningstar Rating Metrics Combined assets as of March 31, 2006 $1 Trillion AUM by Asset Class US$ Billions $1 Trillion AUM by Asset Class US$ Billions $1 Trillion AUM by Asset Class US$ Billions $1 Trillion AUM by Asset Class US$ Billions BlackRock MLIM Combined Equity1 44 310 354 Fixed Income 306 127 433 Liquidity 86 126 212 Alternatives 17 10 27 Real Estate 10 3 13 TOTAL $463 $576 $1,039 1 Includes Balanced assets $1 Trillion AUM by Client Geography 3/30/2002 Americas (ex-US) 50 US 699.4 Asia Pacific 81.6 Europe/Middle East/Africa 207.6
- This slide is a very good roadmap on how decisions were made.
- Table is a very good starting point to show where we are headed.
- If you look at Equities, MLIM has $310 trillion AUM, where BRK has only $44 trillion AUM.
- Both firms have excellent equity solutions and management teams, however it’s clear that Equities is one of MLIM’s fortes. One of our decisions that reflects this is that President and CIO of MLIM, Bob Doll, will become the new BRK’s Global CIO of Equities.
- However, if you look at Fixed Income, the results are inverse— BRK has been and continues to be a leader in fixed income.
- Hence, decisions to spearhead fund families have been made logically.
- Looking at a performance and competitive perspective, we have 84 of our combined funds have Morningstar ratings of 4 or 5-stars, as of May 31, 2006. In a recent meeting with Morningstar, we’ve expressed our commitment to maintain quality in our products and practices, affirmed that we are the company to watch.

Combining BlackRock and MLIM Equity Capabilities Equity Investment Centers As of March 31, 2006 Office Location Combined Equity AUM Excluding Balanced Assets (US$ billions) Princeton $165.2 Australia $2.9 Boston $17.2 Edinburgh $10.1 London $91.4 New York $12.2 Philadelphia $3.4 Tokyo $11.1 TOTAL $313.5 Similar business philosophy in equities Culture of investment excellence Distinct portfolio teams accountable for investment results in specific products Structure of regional investment centers with integrated research supplemented by shared global investment perspectives Process that enhances returns through careful risk and performance analysis Pay for performance compensation model that aligns portfolio managers with clients In general, the MLIM and BlackRock equity teams remain unchanged Broad and deep resources for managing equities Bob Doll, Global CIO for Equities Quintin Price, CIO for EMEA Pacific Equities 46 Equity Portfolio Management Teams Global Equity Trading team Risk and Quantitative Analysis Group BlackRock Solutions Technology Platform Investment decision-making Decentralized team decision-making Centralized dialogue resulting in knowledge sharing Differentiated and diverse product line tailored to investor's needs Equity and balanced products Institutional and retail products Global and local market products
- In regards to equity capabilities, you’ll notice that there will be very little change.
- The reason for this is because our business philosophies (BRK and MLIM) are very similar:
- Investment performance comes first
- Both use a team approach for investment research
- Both believe that information-sharing across platforms is value-added to all teams
- Both pay attention to risk management attribution
- Both both implement a pay-for-performance compensation
- As previously noted, Bob Doll will become the Global CIO for Equities. Quintin Price, CIO for EMEA Pacific Equities will be reporting directly to Bob.
- At MLIM, currently 80% of our investment research occurs in Princeton and Australia. Our Australia and Tokyo equity investment centers will remain for the new BRK. Boston, Edinburgh, London, New York and Philadelphia are currently investment centers on the BRK end.
- We will continue to rely on our partners in equities trading and risk and quantitative analysis teams.
- We will incorporate the BlackRock Solutions Technology Platform to assist in reporting and information exchange, making it more timely and transparent.

BlackRock Equity Platform BlackRock Equity Investment Philosophy Integrated research and fund management teams, where performance is the primary focus Shared investment ideas, common view of risk management and portfolio attribution Risk and Quantitative Analysis Group Leaders: Golub, Fishwick, Patti, Damm Locations: NY, Princeton, Philadelphia, London, Edinburgh, Tokyo, Melbourne Bob Doll, Global CIO, Equities Global Equity Trading Leaders: Mahoney, Gitlin, Walker-Duncalf Locations: Princeton, NY, Philadelphia, Boston, London, Edinburgh, Tokyo, Singapore, Melbourne BlackRock Solutions Technology Platform Aladdin(r) Straight-through processing Galileo(tm) Shared Research Database Green Package(r) Risk Management Tools Philadelphia Team Global Opportunities: Callan, Carey, Rosenbaum London Teams Edinburgh Teams Tokyo Teams Melbourne Teams Quintin Price, CIO EMEA Pacific Equities Japan Large Cap: Desmidt Japan Small Cap: Tateda Australian Equities: Himpoo Quantitative Teams New York: Byrket, Herrmann Tokyo: Hosaka Melbourne: Liow Princeton: Bertani, Clark, Jelilian, Roisenberg, Russo Portable Alpha: Green, Struthers Large Cap Series: Doll Basic/Focus Value: Rendino, Martorelli US Active Large Cap Value: Gaskin Balanced Capital: Schansinger Equity Dividend: Shearer Fundamental Growth: Burke Global Allocation: Stattman, Chamby Global Value: Bell, Kassem, Berman Global Small Cap: Coyle, Balaraman Value Opportunities: Baum Latin America: Landers Pacific: Moyer Healthcare: Schreiber, Hodgson Natural Resources: Shearer Utilities: Anderson Global Technology: Vignola, Zidar Financials: Kassem Private Investors: Willoughby UK Equity: Macpherson UK Specialist: Chappell European Style Diversified: Macmillan European Specialist: Lee Emerging Europe: Bourrier, Monovski Natural Resources: Birch Large Cap Global: Turnill Asia Pacific: Moakes Strategic Investment Group: Cameron-Watt EAFE: Anderson, Low European Large Cap GARP: Morillo Pacific Basin: Barry Small to Mid Value: Archambo, Forcione Small to Mid Growth: Wagner, Leary Small Cap Core: O'Connor Fundamental Large Growth: Lindsey, Dowd Energy: Rice, Walsh Health Sciences: Xie Asset Allocation: Zhang Edinburgh Teams Boston Teams Princeton Teams
- This slide summarizes the new BRK’s equity investment philosophy and structure.
- You’ll notice where each fund’s investment teams will be centrally located— Virtually no change on the Princeton list.
- From the MLIM perspective, we will be supplemented with the Boston and Philadelphia teams (investment processes and products) and also some good global capabilities.
- In addition, there will be extensive product training for both firms to familiarize themselves with each others’ products.

Combining BlackRock and MLIM Fixed Income and Liquidity Teams $433 Billion Combined Fixed Income AUM 12/30/2001 US Taxable 319 Global Bond / Non-US Dollar* 65 US Tax-Exempt 49 Assets as of March 31, 2006 1 Excludes balanced mandates 1 "One BlackRock" approach will incorporate MLIM's strengths Keith Anderson, Global CIO for Fixed Income, and Scott Amero continue to lead the fixed income effort Expect to combine teams in several disciplines Jeff Gary and Mark Williams will continue to lead the High Yield and Bank Loan team Kevin Booth will join the team as a portfolio manager Additional analysts will augment our existing efforts in bank loans and distressed debt John Loffredo and Bob DiMella of MLIM will lead the tax-exempt team Team members will be located in Princeton and New York BlackRock Solutions' Aladdin platform being installed at MLIM to facilitate global information sharing BlackRock/MLIM combination accelerates global bond expansion Large, experienced MLIM team in London facilitates our European expansion Significant local presences in Sydney and Tokyo enhance our capabilities MLIM's non-US cash management complements BlackRock's product line Differentiated and diverse product line Products provide range of risk/reward characteristics Global and local market products Institutional and retail products Dedicated "on-balance sheet" capabilities for Financial Institutions and Corporate Cash Strong Liability-Driven Investing products for Europe and the U.S. 12/30/2001 US Taxable Funds 121.3 Tax-Exempt Funds 41.2 US Separate Accounts 24.7 Securities Lending Funds 13.2 Offshore 11.2 $212 Billion Combined Liquidity AUM * Excludes balanced mandates *
- The “One BlackRock” approach to Fixed Income will be a more centralized one, but one that also incorporates MLIM’s strengths.
- Keith Anderson will act as Global CIO for Fixed Income, and Scott Amero will continue to lead the fixed income effort.
- The breadth and depth of the product line will be strengthened with the addition of MLIM products and people
- Kevin Booth of MLIM will be joining the High Yield and Bank Loan team as a portfolio manager
- John Loffredo and Bob DiMella of MLIM will lead the tax-exempt team— the majority of the team will be in Princeton, and some in NY.
- BlackRock’s Solutions’ Aladdin database platform is currently being installed at MLIM to facilitate in the information-sharing and management of portfolios.
- As we see a demand for Fixed Income in the Institutional market, we are looking to strengthen our products with enhancement in our global bond capabilities and a diverse range of risk/reward characteristics.

Combined U.S. Private Client Group Private Client Industry Leader 4th largest broker-sold open-end fund family 2nd largest closed-end fund provider 3rd largest SMA provider 3rd largest provider of subadvisory strategies Over 10 million individual investors Resulting business has significant scale and breadth of product Combined business is responsible for $268 billion Strong, broad product line Strength in equity, fixed income and cash management Investment management provided through multiple wrappers Anticipate ongoing reinvestment and product development Competitive performance 84 funds of the combined offerings as of May 31, 2006 have Morningstar ratings of 4 or 5 stars** Extensive Resources focused on serving individual investors Over 400 professionals focused on product, sales, servicing, and marketing Award winning call center and shareholder statements Data as of 3/31/06 **Ratings are based on historical risk-adjusted performance and the overall rating is derived from a weighted average of the funds' 3-, 5-, and 10-year Morningstar Rating Metrics Products Managed $268 bil Combined AUM As of 3/31/06 3/30/2001 Equity 133 Taxable Fixed Income 41 Tax-Exempt Fixed Incoem 37 Liquidity 48 CDP 9 3/30/2002 Open-End 98 Closed-End 44 SMA 41 Sub-Advised 37 Open-End Liquidity 48
- MLIM has focus on GPC, and also supports the Non Proprietary and Subadvisory channels.
- For BRK, it is primarily a “Non Proprietary” world, including a slice of ML.
- Our commitment to the new “U.S. Private Client” channel remains, with a combined business responsible for $268 billion and a strong and broad product line.
- We will continue to be an industry leader with highly-rated products.
- As a result of our expanded business, our internal, external and support functions will all increase favorably.

A World-Class Mutual Fund Family with Scale Equity product breadth - $70.6 bil in AUM High performing large cap equity funds Selected global funds & strong sector fund line-up 1Fund closed to new investors Bold denotes 4 and 5 star funds as of 5.31.06 Fixed income product breadth - $20.0 bil in AUM High performing municipal funds Multiple core taxable funds Strong performing sector funds, including High Yield and GNMA
- This slide shows a world-class mutual fund family that is broad and deep.
- You’ll notice about 60% of the new firm’s funds are Morningstar ranked 4 or 5-stars.
- Goes to show our funds are competitive and world-class.
- Our fixed income products range across maturity and credit spectrums.
- In equities, we have strong global products, and more will be added.
- Our product range is rich in depth— in specialty, blended and regional to complement the product line.

Consolidating BlackRock and MLIM Fund Families Currently, BlackRock has 43 open-end funds and MLIM has 59 open-end funds (excluding money market funds) As we considered different fund mergers, we did so with several goals: Provide shareholders with strongest products Reduce number of funds that overlap Generally, shareholders would maintain or improve expense ratios Considered a variety of administrative impacts We are proposing the following fund mergers: 1 Surviving fund track record
- This slide shows the consolidation of BRK and MLIM’s funds.
- As you’ll see, we have very little overlap.
- Keeping our shareholders’ best interest in mind, we want to provide them the strongest products, reduce overlaps and keep close watch over changes in expense ratios and redemption fees.
- Our goal is to maintain continuity during all administrative impacts and demonstrate best practices while doing so.
- The charts below show which funds will funds will be merged— MLIM to BRK, BRK to MLIM.
- We are also taking this opportunity to merge some of our smaller funds within MLIM.

Enhancements to Fund Family Proposed mergers are shareholder friendly Generally, shareholders invested at same or lower fees in each product Conformed redemption fees for combined fund family Fee is 2% for redemptions or exchanges made in 30 days (Exemptions for certain investors) Fee assessed on small, SMID, International, global and certain fixed income and sector funds Shareholder-friendly actions taken proactively by BlackRock Closing B shares to new purchases in all fixed income funds (still available for exchanges) Aligned A share sales loads and breakpoints to be more competitive with the industry R shares will be added to selected BlackRock funds: Fixed income: High Yield, Government Income, Core Bond Total Return (Total Return II), and Core PLUS Total Return (Total Return) Equity: Small/Mid-Cap Growth, Aurora, and Mid-Cap Growth Redemption Fees1 For Combined Fund Family Redemption Fees1 For Combined Fund Family Redemption Fees1 For Combined Fund Family Small/SMID Global/International Sector/Fixed Income Aurora Small Cap Core Small Cap Growth Small Cap Growth II Small Cap Index Small Cap Value SMID Growth U.S. Opportunities Value Opportunities Developing Captl Mkts EuroFund Global Value Global Allocation Global Dynamic Equity Global Financial Services Global Growth Global Opportunities Global Small Cap International International Index Intl Opportunities International Value Latin America Pacific All Cap Global Rscs Global Resources Global Science & Tech Global Technology Health Sciences High Income High Yield International Bond Real Investment World Income 1) 2% redemption fee is assessed to redemptions or exchanges made within 30 days; exemptions for certain investors.
- Looking forward, we want to be competitive and shareholder-friendly
- We will implement conformed redemption fees for combined fund families
- We are closing B shares to new investors in all fixed income funds
- We are aligning A share sales loads and breakpoints to be more competitive with the industry
- And on the BRK side, R shares will be added to select funds.

Summary of Fund Mergers
- This slide summarizes the previous slides on fund mergers, presented in a different way.

Additional Name, Portfolio Manager and/or Investment Changes As a result of the announced combination of BLK and MLIM, we evaluated the names of funds All MLIM funds will be rebranded as BlackRock We are recommending a number of name changes to assist in competitive positioning Certain funds portfolio management teams will change or have additional members named Selected municipal funds will expand their guidelines to have greater latitude to purchase AMT bonds and/or below investment grade municipal bonds 1 It is anticipated that following the closing of the MLIM and BlackRock transaction, Matthew Marra and Andrew J. Phillips will join Keith Anderson and Scott Amero in the day-to-day management of the Portfolios 2 Portfolio guidelines will be expanded to allow greater latitude to purchase AMT bonds (shareholder vote required) and bonds rated below investment grade 3 Portfolio guidelines will be expanded to allow the purchase of bonds rated below investment grade.
- All of the MLIM funds will be rebranded with the BlackRock name.
- Proud of the independent asset manager name.
- BlackRock’s name resonates as a leader in the fixed income and institutional markets. The power of the BlackRock brand will be leveraged to our retail end, particularly in our third party efforts.

Combined Closed-End Fund Complex Combined closed-end fund complex with over $44 billion in assets 2nd largest closed-end fund provider Resulting business has significant scale and breadth of product 13 equity funds 24 taxable fixed income funds 67 municipal funds Committed to continuing leadership and innovation Continued focus on supporting the funds in the secondary market Dedicated team of closed-end fund professionals Focused on building relationships with closed-end fund research analysts Maintain strong relationships with financial advisors, institutions, and broker-dealer home offices Data as of 3/31/06 Products Managed $44 Billion Combined AUM As of 3/31/06 Equity 5.5 Taxable Fixed Income 13.1 Tax-Exempt Fixed Income 25.7
- Like our open-ends, we have a large suite of offerings on the closed-end side.
- The new BRK will be the #2 provider of closed-end funds in the world.
- Our combined closed-end fund complex has over $44 billion in assets, including tax-exempt, taxable, municipals and a small amount of equity funds.
- We will have a continued and committed focus on supporting the funds in the secondary market. Likewise in the open-end side, we look to provide best practices in dividend policies, marketing, etc.

Closed-End Fund Line-Up* * Names reflect BlackRock branding post transaction. 1 Shareholders are being asked to approve a merger into the open-end EuroFund. 1
- Here is a full closed-end line up
- You’ll notice some very specific strategies— as we get to know our clients and their investment needs, we continue to provide many choices.

Current MLIM Closed-End Funds with Portfolio Manager Changes
- This slide illustrates MLIM’s current closed-end funds with portfolio manager changes.

Current BlackRock Closed-End Funds with Portfolio Manager Changes
- A continuation...
- As previously mentioned, Bob DiMella and John Loffredo will be heading the municipals.
- Aren’t too many portfolio manager changes.
Under SEC proxy rules and firm policy, FAs & support personnel — anyone for that matter — may only discuss the proxy once your clients have received proxy material. At that point, you may not advise them how to vote or try to persuade them how to vote. You may answer factual questions about the transaction or about the mechanics of voting proxies.

Disclosure In connection with the proposed transaction, a registration statement of New BlackRock Inc. ("New BlackRock") which includes a preliminary proxy statement of New BlackRock and other materials have been filed with the Securities and Exchange Commission (the "SEC") and are publicly available. Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. ("Merrill Lynch"), at the SEC's Internet site (http://www.sec.gov). Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch's directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock's directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated April 28, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available. # # # Cautionary Language Concerning Forward-Looking Statements Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch's beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch's control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch's and BlackRock's control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch's and BlackRock's reports filed with the SEC for any additional information.